FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 9, 2015

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

cellcom israel announces possible change in indirect control structure may require ministry of communications approval

Netanya, Israel – February 8, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today, following an announcement by its indirect controlling shareholder - IDB Development Corporation Ltd., or IDB, in regards to the participation of IDB's controlling shareholders in IDB's rights offering in Israel, that such rights offering may result in indirect change in the structure of control in the Company, which may require the Ministry of Communications' approval.

Given that in case such change of control is effected, it may include a reduction of Israeli holdings in IDB (due to unequal participation of IDB's Israeli and non-Israeli controlling shareholders in the rights offer and increase of IDB's non-Israeli controlling shareholder - Dolphin Netherlands B.V, or Dolphin's stake in IDB), IDB has announced that Dolphin has announced it will take all necessary measures, pursuant to applicable law so that as a result of the rights offering the Company shall remain in compliance with the terms of its licenses with respect to its Israeli holdings requirements. IDB has reported its rights offering will be concluded February 10, 2015, that its non-Israeli controlling shareholder has announced it will participate in the rights offering and that its Israeli controlling shareholder has announced it will not participate in the rights offering while reserving the right to do so until the conclusion of the rights offering.

The Company is reporting this possible development as Discount Investment Corporation Ltd., its controlling shareholder, will be reporting this information under its Israeli reporting obligations.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2013, filed on March 6, 2014 under "Item 3. Risk Factors – There are certain restrictions in our licenses relating to the ownership of our shares", “Item 4.B – Business Overview – Government Regulations—Our Principal License” and "Other Licenses" and the Company's proxy statement for its 2014 annual meeting of shareholders on Form 6-K dated November 13, 2014, under "Share ownership".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million cellular subscribers (as at September 30, 2014)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services and most recently – also television of the internet service in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	February 9, 2015	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary